Exhibit 99.1

Tims China Announces Addition of Popeyes® Chicken Brand

SHANGHAI, China and NEW YORK, March 30, 2023 (GLOBE NEWSWIRE) -- TH International Limited (“Tims China”; Nasdaq: THCH) closed a milestone transaction on March 30, 2023 to become the exclusive operator and developer of the world-famous Popeyes® brand in mainland China.

“This is a landmark day,” said Peter Yu, Chairman of Tims China. “With this transaction, Tims China gains a tremendous additional pathway for growth in the world’s most compelling consumer market. The track record of our team, who led the development of Tim Hortons in China from a standing start to over 600 stores in under five years, highlights the strength of our well-honed store development platform and infrastructure. We are excited to leverage what we’ve built to launch and grow the Popeyes business rapidly and efficiently.”

“The combination brings extensive operational and development synergies, and we look forward to introducing our more than 12 million loyalty club members to Popeyes later this year,” said Yongchen Lu, CEO of Tims China.

Like Tim Hortons, Popeyes is an iconic brand owned by Restaurant Brands International (“RBI”). Popeyes’ 50-year history, distinctive menu, and passion for flavorful authentic food have made it one of the world’s leading chicken quick-service restaurant (QSR) brands with over 4,100 locations globally.

“We are very excited about growing the Popeyes brand in China as part of our broader global growth strategy. We have strong confidence in our partner who has a deep understanding of the Chinese market and we believe it will position us well for success in the country,” said David Shear, President RBI International.

In the all-share transaction, Tims China acquired PLKC International Limited (“Popeyes China”), which holds the exclusive rights to develop and sub-franchise the Popeyes brand in mainland China and Macau. Popeyes China brings $30 million in cash, which will further strengthen Tims China’s balance sheet, and Tims China will earmark an additional $60 million to develop its Popeyes China business over the coming years.

Details of the transaction terms are included in the Form 6-K filed in conjunction with this release.

Kirkland & Ellis LLP is serving as international legal counsel to Tims China.

About TH International Limited

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisees of Tim Hortons coffee shops in mainland China, Hong Kong, and Macau and Popeyes restaurants in mainland China and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International (TSX: QSR) (NYSE: QSR).

The company’s philosophy is rooted in world-class execution and data-driven decision making and centered on true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://ir.timschina.com/.

About POPEYES®

Founded in New Orleans in 1972, POPEYES® has more than 50 years of history and culinary tradition. Popeyes distinguishes itself with a unique New Orleans style menu featuring spicy chicken, chicken tenders, fried shrimp, and other regional items. The chain’s passion for its Louisiana heritage and flavorful authentic food has allowed Popeyes to become one of the world’s largest chicken quick service restaurants with over 4,100 restaurants in the U.S. and around the world.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include the potential benefits of the transaction to the Company and the future growth of the Popeyes business. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s ability to enter into definitive agreements for the transaction and receive any necessary approvals. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s registration statement on Form F-1, as amended, declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2022 and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. The Company cannot assure you that these forward-looking statements will prove to be accurate and assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Public Relations
ICR, LLC
TimsChinaPR@icrinc.com

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